Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO THE

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF

INCORPORATION OF

BORDERFREE, INC.

The undersigned does hereby certify on behalf of Borderfree, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as follows:

FIRST: That he is the duly elected and acting Chief Executive Officer of the Corporation.

SECOND: That the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on November 3, 1999, under the name “E4X Inc.”.

THIRD: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment (the “Certificate of Amendment”) to the Corporation’s Eighth Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”), further amends the provisions of the Restated Certificate.

FOURTH: That pursuant to Section 242 of the General Corporation Law of the State of Delaware, a paragraph is added to Article IV prior to Section A of the Restated Certificate to read as follows:

“At the initial date and time of the effectiveness of this Certificate of Amendment (the “Reverse Split Effective Time”), the following recapitalization (the “Reverse Stock Split”) shall occur: every one and sixty seven hundreths (1.67) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be combined into one (1) share of Common Stock. Any fractional shares resulting from such combination shall be rounded down to the nearest whole share. Whether or not fractional shares would be issuable upon the Reverse Stock Split shall be determined on the basis of the total number of shares of Common Stock of each holder. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock (as defined below) affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Eighth Amended and Restated Certificate of Incorporation.”

FIFTH: That the foregoing Certificate of Amendment to the Certificate of Incorporation of the Corporation has been duly adopted and approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Corporation’s Eighth Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 10th day of March, 2014.

By:	/s/ Michael A. DeSimone
Michael A. DeSimone
President and Chief Executive Officer

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